

July 5, 2023

Steven Arenal
President
Tenaya Group, Inc.
626 Wilshire Blvd., Suite 410
Los Angeles, CA 90017

   Re: Tenaya Group, Inc.
     Amendment No. 2 to Form 10-12G
     Filed June 20, 2023
     File No. 000-56524

Dear Steven Arenal:

   We have reviewed your June 20, 2023, response to our comment letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 19, 2023 letter.

Form 10-12G/A filed June 20, 2023

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 15

1.   We note your response to comment number 2. Please revise to indicate the largest aggregate amount of principal outstanding during the period for which the disclosure is provided. Also indicate the amount outstanding as of the latest practicable date.

General

2.   It appears you were subject to periodic reporting requirements after May 1, 2023. Please tell us when you plan to file your Form 10-Q for the quarterly period ended March 31, 2023.

You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Byron Thomas